First Quarter 2009
Earnings Release and Supplemental Information


HOME
PROPERTIES®
Where Courtesy & Comfort Count



Westchester West
Silver Spring, MD

850 Clinton Square • Rochester, NY 14604 • 585-546-4900 • www.homeproperties.com



HOME PROPERTIES, INC.
SUPPLEMENTAL FINANCIAL INFORMATION
FIRST QUARTER 2009
TABLE OF CONTENTS


HOME
PROPERTIES®

FOR IMMEDIATE RELEASE

HOME PROPERTIES REPORTS FIRST QUARTER 2009 RESULTS AND DECLARES DIVIDEND

FFO Per Share Exceeds Wall Street Analysts' Mean Estimate

ROCHESTER, NY, MAY 6, 2009 – Home Properties (NYSE:HME) today released financial results for the first quarter ending March 31, 2009. All results are reported on a diluted basis.

"Positive revenue and net operating income growth in the first quarter of 2009 place Home Properties among the highest performers in the apartment REIT sector in a very challenging economic environment," said Edward J. Pettinella, Home Properties President and CEO. "Our lower price point apartments and strong geographic footprint position us well to outperform the sector as we did in the period from 2001 to 2004 during the last recession."

Earnings per share ("EPS") for the quarter ended March 31, 2009 was $0.33, compared to $0.79 for the quarter ended March 31, 2008. The $0.46 decrease in EPS is primarily attributable to a $16.3 million decrease in gain on disposition of property combined with a $3.6 million increase in loss from discontinued operations. Three properties were sold in the first quarter of 2009 for a gain of $13.5 million. The sale of seven properties in the first quarter of 2008 produced a gain of $29.8 million.

For the quarter ended March 31, 2009, Funds From Operations ("FFO") was $35.9 million, or $0.79 per share, compared to $35.8 million, or $0.78 per share, for the quarter ended March 31, 2008. First quarter 2009 FFO of $0.79 per share was at the midpoint of the guidance range provided by management and exceeded analysts' mean estimate, as reported by Thomson, by $0.01 and equates to a 2.0% increase from the prior year. A reconciliation of GAAP net income to FFO is included in the financial data accompanying this news release.

The EPS and FFO earnings discussed above include the amortization of the debt discount which is included in interest expense for both years in accordance with FSP APB 14-1, *Convertible Debt Instruments*, which became effective January 1, 2009 and requires retrospective application.

<u>First Quarter Operating Results</u>

For the first quarter of 2009, same-property comparisons (for 104 "Core" properties containing 35,360 apartment units owned since January 1, 2008) reflected an increase in total revenues of 1.6% compared to the same quarter a year ago. Net operating income ("NOI") increased by 0.8% from the first quarter of 2008. Property level operating expenses increased by 2.6% for the quarter primarily due to increases in natural gas heating costs, personnel, real estate taxes and snow removal costs, which were partially offset by a reduction in insurance and property management general and administrative costs.

Average physical occupancy for the Core properties was 94.4% during the first quarter of 2009, compared to 94.9% during the first quarter of 2008. Average monthly rental rates, including utility recoveries, increased 2.4% compared to the year-ago period.

On a sequential basis, compared to the 2008 fourth quarter results for the Core properties, total revenues were up 0.2% in the first quarter of 2009, expenses were up 2.1%, and net operating income was down 1.3%. Average physical occupancy decreased 0.5% to 94.4%, and average monthly rental rates including utility recoveries were 1.1% higher. The sequential expense growth can be attributed to the typical seasonality of higher natural gas heating and snow removal costs incurred in the first quarter.

Occupancies for the 1,029 net apartment units acquired/developed between January 1, 2008 and March 31, 2009 (the "Recently Acquired Communities") averaged 90.9% during the first quarter of 2009, at average monthly rents of $1,170.

Acquisitions/Dispositions

There were no acquisitions during the first quarter of 2009, and there are currently no plans to acquire properties for the remainder of the year.

During the first quarter of 2009, as previously reported, the Company sold three properties for $68 million, producing approximately $25 million in net proceeds after mortgage payoffs and closing costs. A gain on sale of approximately $13.5 million was recorded in the first quarter of 2009 related to this sale.

Capital Markets Activities

As of March 31, 2009, the Company's ratio of debt-to-total market capitalization was 62.2% (based on a 3/31/2009 stock price of $30.65 to determine equity value), with $75.5 million outstanding on its $140 million revolving credit facility and $8.3 million of unrestricted cash on hand. Total debt of $2.3 billion was outstanding, at rates of interest averaging 5.5% and with staggered maturities averaging approximately six years. Approximately 94.2% of total indebtedness is at fixed rates. Interest coverage averaged 2.2 times during the quarter, and the fixed charge ratio averaged 2.1 times for the quarter.

The Company did not repurchase any of its common shares during the first quarter. As of March 31, 2009, the Company has Board authorization to buy back up to approximately 2.3 million additional shares of its common stock or Operating Partnership Units, although it has no current plans to do so.

Outlook

For 2009, the Company has reconfirmed the $3.16 midpoint of its guidance while tightening the range to $3.07 to $3.25 per share from $3.04 and $3.28. The new range will produce FFO per share growth of -11.1% to -5.9% when compared to 2008 results as restated for FSP APB 14-1. This guidance range reflects management's current assessment of economic and market conditions.

The quarterly breakdown for the 2009 guidance on FFO per share results is unchanged and is as follows: Second quarter $0.77 to $0.83; third quarter $0.76 to $0.82; fourth quarter $0.75 to $0.81.

Dividend Declared

On May 5, 2009, Home Properties (NYSE:HME) declared a regular cash dividend on the Company's common shares of $0.67 per share for the quarter ended March 31, 2009. The cash dividend is payable on May 27, 2009 to shareholders of record on May 15, 2009 and is equivalent to an annualized rate of $2.68 per share. The current annual dividend represents a 6.9 percent yield based on Monday's closing price of $38.82. Home Properties' common stock will begin trading ex-dividend on May 13, 2009.

Supplemental Information

The Company produces supplemental information that provides details regarding property operations, other income, acquisitions, sales, market geographic breakdown, debt and new development. The supplemental information is available via the Company's Web site through the "Investor" section, e-mail or facsimile upon request.

First Quarter 2009 Earnings Conference Call

The Company will conduct a conference call and simultaneous webcast tomorrow at 11:00 AM Eastern Time to review and comment on the information reported in this release. To listen to the call, please dial 800-954-0647 (International 212-231-2901). An audio replay of the call will be available through May 13, 2009, by dialing 800-633-8284 or 402-977-9140 and entering the passcode 21412429. The Company webcast, which includes audio and a slide presentation, will be available, live at 11:00 AM and archived by 1:00 PM, through the "Investors" section home page of its Web site, www.homeproperties.com.

Second Quarter 2009 Earnings Release and Conference Call

The second quarter financial results are scheduled to be released after the stock market closes on Thursday, August 6, 2009. A conference call, which will be simultaneously webcast, is scheduled for Friday, August 7, at 11:00 AM Eastern Time and is accessible following the above instructions. The passcode for that replay will be 21412430.

Second Quarter 2009 Conference/Event Schedule

Home Properties is scheduled to participate in REITWeek 2009: NAREIT's Investor Forum® from June 3-5, 2009 in New York, N.Y. Management will present information and answer questions about its operations at the conference. Details on how to access the presentation and related materials will be available at www.homeproperties.com in the "Investors" section under "News & Market Data/Event Calendar" by June 1, 2009.

This press release contains forward-looking statements. Although the Company believes expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. Factors that may cause actual results to differ include general economic and local real estate conditions, the weather and other conditions that might affect operating expenses, the timely completion of repositioning and new development activities within anticipated budgets, the actual pace of future acquisitions and dispositions, and continued access to capital to fund growth.

Home Properties is a publicly traded apartment real estate investment trust that owns, operates, develops, acquires and rehabilitates apartment communities primarily in selected Northeast, Mid-Atlantic and Southeast Florida markets. Currently, Home Properties operates 109 communities containing 37,539 apartment units. Of these, 36,389 units in 107 communities are owned directly by the Company; 868 units are partially owned and managed by the Company as general partner, and 282 units are managed for other owners. For more information, visit Home Properties' Web site at homeproperties.com.

Tables to follow.

First Quarter Results:	**Avg. Physical Occupancy[a]**		**1Q 2009 Average Monthly Rent / Occ Unit**	**1Q 2009 vs. 1Q 2008 % Growth**			
	1Q 2009	**1Q 2008**		**Rental Rates**	**Total Revenue**	**Total Expense**	**NOI**
Core Properties[b]	94.4%	94.9%	$1,138	1.8%	1.6%	2.6%	0.8%
Acquisition Properties[c]	90.9%	NA	$1,170	NA	NA	NA	NA
TOTAL PORTFOLIO	94.3%	NA	$1,138	NA	NA	NA	NA

[a] Average physical occupancy is defined as total possible rental income, net of vacancy, as a percentage of total possible rental income. Total possible rental income is determined by valuing occupied units at contract rates and vacant units at market rents.

[b] Core Properties consist of 104 properties with 35,360 apartment units owned throughout 2008 and 2009.

[c] Acquisition Properties consist of 3 properties with 1,029 apartment units acquired/developed subsequent to January 1, 2008.

HOME PROPERTIES, INC.
SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data – Unaudited)

	Three Months Ended March 31	
	2009	2008
Rental income	$ 116,760	$ 112,937
Property other income	12,444	11,712
Interest income	8	120
Other income	278	192
Total revenues	129,490	124,961
Operating and maintenance	57,163	54,115
General and administrative	5,888	6,220
Interest	30,553	30,016
Depreciation and amortization	30,047	27,473
Total expenses	123,651	117,824
Income from continuing operations	5,839	7,137
Discontinued operations		
Income (loss) from operations	(4,288)	(648)
Gain on disposition of property	13,508	29,849
Discontinued operations	9,220	29,201
Net income	15,059	36,338
Net income attributable to noncontrolling interest	(4,157)	(10,686)
Net income available to common shareholders	$ 10,902	$ 25,652
Reconciliation from net income available to common shareholders to Funds From Operations:		
Net income available to common shareholders	$ 10,902	$ 25,652
Real property depreciation and amortization	29,420	27,950
Noncontrolling interest	4,157	10,686
Gain on disposition of property	(13,508)	(29,849)
Loss from early extinguishment of debt in connection with sale of real estate	4,927	1,384
FFO - basic and diluted [(1)]	$ 35,898	$ 35,823

[(1)] Pursuant to the revised definition of Funds From Operations adopted by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT"), FFO is defined as net income (computed in accordance with accounting principles generally accepted in the United States of America ("GAAP")) excluding gains or losses from disposition of property, noncontrolling interest and extraordinary items plus depreciation from real property. In 2009 and 2008, the Company added back debt extinguishment costs which were incurred as a result of repaying property specific debt triggered upon sale as a gain or loss on sale of the property. Because of the limitations of the FFO definition as published by NAREIT as set forth above, the Company has made certain interpretations in applying the definition. The Company believes all adjustments not specifically provided for are consistent with the definition. Other similarly titled measures may not be calculated in the same manner.

HOME PROPERTIES, INC.
SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data – Unaudited)

	Three Months Ended March 31	
	2009	**2008**
FFO – basic and diluted	$ 35,898	$ 35,823
FFO – basic and diluted	$ 35,898	$ 35,823
Impairment of real property	-	-
FFO - operating [2]	$ 35,898	$ 35,823
FFO – basic and diluted	$ 35,898	$ 35,823
Recurring non-revenue generating capital expenses	(7,327)	(7,240)
AFFO [3]	$ 28,571	$ 28,583
FFO – operating	$ 35,898	$ 35,823
Recurring non-revenue generating capital expenses	(7,327)	(7,240)
AFFO - operating	$ 28,571	$ 28,583
Weighted average shares/units outstanding:		
Shares – basic	32,668.7	32,211.7
Shares – diluted	32,699.8	32,589.7
Shares/units – basic [4]	45,180.0	45,650.9
Shares/units – diluted [4]	45,211.1	46,028.9
Per share/unit:		
Net income – basic	$0.33	$0.80
Net income – diluted	$0.33	$0.79
FFO – basic	$0.79	$0.78
FFO – diluted	$0.79	$0.78
Operating FFO – diluted [2]	$0.79	$0.78
AFFO [3]	$0.63	$0.62
Operating AFFO [2] [3]	$0.63	$0.62
Common Dividend paid	$0.67	$0.66

[2] Operating FFO is defined as FFO as computed in accordance with NAREIT definition, adjusted for the addback of real estate impairment charges and preferred stock redemption costs.

[3] Adjusted Funds From Operations ("AFFO") is defined as gross FFO less an annual reserve for anticipated recurring, non-revenue generating capitalized costs of $800 and $780 per apartment unit in 2009 and 2008, respectively. The resulting sum is divided by the weighted average shares/units on a diluted basis to arrive at AFFO per share/unit.

[4] Basic includes common stock outstanding plus operating partnership units in Home Properties, L.P., which can be converted into shares of common stock. Diluted includes additional common stock equivalents.

HOME PROPERTIES, INC.
SUMMARY CONSOLIDATED BALANCE SHEETS
(in thousands - Unaudited)

	March 31, 2009	December 31, 2008
Land	$ 511,407	$ 515,610
Construction in progress, including land	124,933	111,039
Buildings, improvements and equipment	3,201,790	3,245,741
	3,838,130	3,872,390
Accumulated depreciation	(654,732)	(636,970)
Real estate, net	3,183,398	3,235,420
Cash and cash equivalents	8,260	6,567
Cash in escrows	27,566	27,904
Accounts receivable	12,855	14,078
Prepaid expenses	13,695	16,277
Deferred charges	10,233	11,360
Other assets	3,860	5,488
Total assets	$ 3,259,867	$ 3,317,094
Mortgage notes payable	$ 2,067,809	$ 2,112,331
Exchangeable senior notes	134,649	134,169
Line of credit	75,500	71,000
Accounts payable	23,040	23,731
Accrued interest payable	12,301	10,845
Accrued expenses and other liabilities	28,183	32,043
Security deposits	20,780	21,443
Total liabilities	2,362,262	2,405,562
Stockholders' equity	649,472	650,778
Noncontrolling interest	248,133	260,754
Total equity	897,605	911,532
Total liabilities and equity	$ 3,259,867	$ 3,317,094
Total shares/units outstanding:		
Common stock	32,867.9	32,431.3
Operating partnership units	12,388.6	12,821.2
	45,256.5	45,252.5

# # #

For further information:

David P. Gardner, Executive Vice President and Chief Financial Officer, (585) 246-4113
Charis W. Warshof, Vice President, Investor Relations, (585) 295-4237

OWNED COMMUNITY RESULTS

FIRST QUARTER 2009

						1Q '09 versus 1Q '08 % Growth				
	# of Units	Date Acquired	1Q '09 Rent/Mo.	1Q '09 Occup.	Year Ago Occup.	Rental Rates[1]	Total Revenue	Total Expense	Total NOI	1Q '09 % Co. NOI
Baltimore Region										
Bonnie Ridge	960	7/1/1999	$ 1,091	91.8%	95.0%	6.7%	3.4%	3.9%	3.0%	
Canterbury Apartments	618	7/16/1999	$ 937	93.7%	92.6%	0.8%	-1.3%	-7.0%	2.8%	
Country Village	344	4/30/1998	$ 899	94.4%	94.8%	2.1%	1.4%	-0.6%	3.0%	
Dunfield Townhomes	312	11/1/2007	$ 1,072	95.9%	94.7%	2.5%	4.6%	-1.8%	8.5%	
Falcon Crest	396	7/16/1999	$ 975	93.8%	91.6%	0.5%	2.9%	-3.5%	6.8%	
Fox Hall Apartments	720	3/29/2007	$ 837	90.7%	96.0%	-1.0%	4.3%	-6.0%	15.6%	
Gateway Village	132	7/16/1999	$ 1,267	96.4%	96.4%	0.9%	-0.9%	3.5%	-3.1%	
Heritage Woods	164	10/4/2006	$ 1,022	94.9%	96.7%	2.1%	0.0%	-0.2%	0.1%	
Mill Towne Village Apts	384	5/31/2001	$ 867	92.2%	94.1%	1.5%	-0.3%	1.3%	-1.5%	
Morningside Heights	1,050	4/30/1998	$ 875	91.5%	93.4%	0.7%	-1.0%	-7.8%	3.6%	
Owings Run	504	7/16/1999	$ 1,184	95.1%	96.3%	2.0%	-0.4%	-4.7%	1.6%	
Ridgeview at Wakefield Valley	204	1/13/2005	$ 1,170	93.7%	96.7%	4.2%	-0.3%	-0.8%	0.0%	
Saddle Brooke Apartments	468	10/29/2008	$ 1,059	88.7%	n/a	n/a	n/a	n/a	n/a	
Selford Townhomes	102	7/16/1999	$ 1,305	89.8%	94.2%	3.1%	-2.3%	2.8%	-4.8%	
The Coves at Chesapeake	469	11/20/2006	$ 1,192	91.6%	91.4%	0.4%	0.7%	19.2%	-8.7%	
Timbercroft Townhomes	284	7/16/1999	$ 863	99.1%	99.1%	3.6%	0.5%	-2.7%	2.4%	
Top Field	156	10/4/2006	$ 1,183	96.4%	95.8%	5.2%	10.9%	6.5%	13.1%	
Village Square Townhomes	370	7/16/1999	$ 1,143	94.6%	95.9%	-0.3%	-0.1%	1.4%	-0.7%	
Woodholme Manor	177	3/31/2001	$ 849	94.7%	92.0%	0.5%	4.6%	-7.1%	15.9%	
Total Baltimore Region	7,814		$ 1,007	93.0%	94.5%	2.0%	1.3%	-1.0%	2.9%	20.2%
Boston Region										
Gardencrest	696	6/28/2002	$ 1,503	95.1%	95.5%	3.7%	2.9%	-6.4%	10.9%	
Highland House	172	5/31/2006	$ 1,145	97.2%	97.0%	1.5%	1.9%	15.8%	-7.7%	
Liberty Place	107	6/6/2006	$ 1,410	98.0%	91.9%	1.8%	9.0%	2.2%	14.4%	
Stone Ends	280	2/12/2003	$ 1,228	96.4%	93.4%	0.1%	3.6%	1.3%	5.2%	
The Heights at Marlborough	348	9/7/2006	$ 1,174	94.1%	96.3%	2.9%	2.1%	1.8%	2.5%	
The Meadows at Marlborough	264	9/7/2006	$ 1,150	95.5%	97.1%	1.5%	0.8%	4.8%	-3.6%	
The Townhomes of Beverly	204	2/15/2007	$ 1,453	93.2%	94.7%	1.4%	-1.9%	11.4%	-13.1%	
The Village at Marshfield	276	3/17/2004	$ 1,152	93.4%	93.4%	-0.7%	0.8%	4.3%	-1.4%	
Westwoods	35	4/30/2007	$ 1,265	97.6%	97.3%	4.3%	4.2%	-0.6%	8.6%	
Total Boston Region	2,382		$ 1,305	95.1%	95.2%	2.1%	2.2%	1.3%	3.0%	6.8%
Chicago Region										
Blackhawk	371	10/20/2000	$ 891	95.1%	96.1%	1.2%	-4.0%	2.0%	-11.2%	
Courtyards Village	224	8/29/2001	$ 837	94.9%	98.0%	3.0%	2.5%	-3.1%	8.7%	
Cypress Place	192	12/27/2000	$ 949	95.5%	97.2%	0.8%	1.6%	-4.8%	9.7%	
The Colony	783	9/1/1999	$ 896	94.2%	96.4%	1.0%	-0.8%	-5.7%	4.1%	
The New Colonies	672	6/23/1998	$ 727	95.4%	96.3%	1.6%	0.0%	3.7%	-3.2%	
Total Chicago Region	2,242		$ 843	94.8%	96.5%	1.4%	-0.6%	-1.6%	0.4%	4.1%
Florida Region										
The Hamptons	668	7/7/2004	$ 1,017	95.8%	92.8%	-2.8%	-5.3%	-7.3%	-3.2%	
Vinings at Hampton Village	168	7/7/2004	$ 1,124	96.5%	95.0%	-2.6%	-3.2%	-10.8%	5.3%	
Total Florida Region	836		$ 1,039	95.9%	93.3%	-2.8%	-4.9%	-8.0%	-1.3%	1.7%
Long Island, NY Region										
Bayview / Colonial	160	11/1/2000	$ 1,209	94.1%	90.7%	1.5%	5.6%	-13.2%	32.3%	
Cambridge Village	82	3/1/2002	$ 1,657	99.0%	99.7%	2.4%	6.9%	6.9%	6.9%	
Devonshire Hills	297	7/16/2001	$ 1,662	97.4%	96.0%	-1.9%	2.6%	8.4%	-0.6%	
Hawthorne Court	434	4/4/2002	$ 1,369	95.9%	94.5%	-2.1%	-0.4%	7.2%	-8.0%	
Heritage Square	80	4/4/2002	$ 1,672	95.4%	98.6%	2.0%	-0.8%	8.1%	-7.6%	
Holiday Square	144	5/31/2002	$ 1,181	97.1%	98.3%	2.2%	1.2%	11.1%	-5.7%	
Lake Grove Apartments	368	2/3/1997	$ 1,394	95.1%	94.8%	-0.4%	3.2%	7.9%	-0.2%	
Mid- Island Estates	232	7/1/1997	$ 1,310	98.5%	97.0%	-0.2%	5.8%	10.2%	1.9%	
Sayville Commons	342	7/15/2005	$ 1,527	95.9%	94.4%	1.8%	4.2%	7.2%	2.3%	
South Bay Manor	61	9/11/2000	$ 1,618	95.9%	94.1%	-1.3%	-0.6%	7.4%	-7.8%	
Southern Meadows	452	6/29/2001	$ 1,367	94.6%	94.1%	1.5%	3.7%	6.6%	1.0%	
Stratford Greens	359	3/1/2002	$ 1,431	95.4%	97.3%	0.2%	-1.2%	-3.3%	0.5%	
Westwood Village Apts	242	3/1/2002	$ 2,374	94.5%	97.7%	4.7%	5.5%	8.8%	3.2%	
Woodmont Village Apts	96	3/1/2002	$ 1,261	96.3%	90.3%	-7.1%	7.4%	15.4%	2.2%	
Yorkshire Village Apts	40	3/1/2002	$ 1,759	95.9%	99.3%	4.5%	3.1%	0.3%	6.4%	
Total Long Island Region	3,389		$ 1,492	95.8%	95.6%	0.5%	2.8%	5.8%	0.5%	12.1%
Maine Region										
Liberty Commons	120	8/30/2006	$ 1,201	97.2%	96.6%	3.7%	5.7%	-8.8%	13.9%	
Redbank Village	500	7/7/1998	$ 864	93.8%	94.7%	3.8%	2.7%	4.3%	1.4%	
Total Maine Region	620		$ 929	94.7%	95.2%	3.8%	3.5%	1.3%	5.0%	1.4%

OWNED COMMUNITY RESULTS

FIRST QUARTER 2009						1Q '09 versus 1Q '08 % Growth				
	# of Units	Date Acquired	1Q '09 Rent/Mo.	1Q '09 Occup.	Year Ago Occup.	Rental Rates[1]	Total Revenue	Total Expense	Total NOI	1Q '09 % Co. NOI
New Jersey Region										
Barrington Gardens	148	3/1/2005	$ 1,103	94.5%	96.5%	7.4%	3.2%	10.4%	-1.9%	
Chatham Hill Apartments	308	1/30/2004	$ 1,707	95.2%	96.1%	1.0%	1.1%	11.7%	-4.7%	
East Hill Gardens	33	7/7/1998	$ 1,486	94.7%	98.9%	-1.5%	-4.7%	29.3%	-26.2%	
Hackensack Gardens	198	3/1/2005	$ 1,049	91.3%	90.4%	5.2%	8.7%	9.2%	7.6%	
Jacob Ford Village	270	2/15/2007	$ 1,125	97.6%	94.7%	4.3%	9.2%	-5.9%	29.0%	
Lakeview	106	7/7/1998	$ 1,350	92.1%	98.1%	1.6%	-4.1%	9.5%	-17.5%	
Northwood Apartments	134	1/30/2004	$ 1,320	94.8%	95.1%	2.0%	1.1%	-7.0%	12.8%	
Oak Manor	77	7/7/1998	$ 1,773	95.1%	95.7%	0.3%	1.0%	18.4%	-10.8%	
Pleasant View	1,142	7/7/1998	$ 1,150	92.5%	94.2%	-0.1%	-1.4%	19.4%	-17.3%	
Pleasure Bay	270	7/7/1998	$ 1,055	91.6%	89.2%	-2.2%	2.4%	5.2%	-0.5%	
Royal Gardens Apartments	550	5/28/1997	$ 1,231	94.7%	96.0%	0.9%	-0.1%	8.8%	-8.5%	
Wayne Village	275	7/7/1998	$ 1,391	96.0%	95.7%	1.6%	1.9%	6.9%	-1.8%	
Windsor Realty	67	7/7/1998	$ 1,187	97.3%	93.4%	-0.5%	7.6%	4.4%	11.1%	
Total New Jersey Region	3,578		$ 1,242	94.0%	94.7%	1.1%	1.1%	10.1%	-6.6%	9.2%
Philadelphia Region										
Beechwood Gardens	160	7/7/1998	$ 833	87.7%	93.5%	1.8%	-3.6%	5.7%	-13.9%	
Castle Club	158	3/15/2000	$ 949	96.2%	93.2%	1.4%	3.9%	0.3%	8.1%	
Chesterfield	247	9/23/1997	$ 923	96.7%	95.3%	1.4%	5.8%	6.9%	4.8%	
Curren Terrace	318	9/23/1997	$ 891	93.9%	89.9%	-2.8%	5.4%	11.5%	-1.1%	
Glen Brook	174	7/28/1999	$ 835	93.1%	92.6%	1.1%	3.2%	0.3%	7.6%	
Glen Manor	174	9/23/1997	$ 806	94.9%	94.9%	1.9%	1.3%	-3.3%	7.1%	
Golf Club	399	3/15/2000	$ 1,083	93.0%	94.4%	4.5%	2.7%	4.3%	1.5%	
Hill Brook Place	274	7/28/1999	$ 869	95.5%	94.5%	-0.4%	-0.9%	-0.6%	-1.3%	
Home Properties of Bryn Mawr	316	3/15/2000	$ 1,091	92.7%	94.1%	4.7%	3.0%	-1.9%	7.2%	
Home Properties of Devon	631	3/15/2000	$ 1,107	91.1%	94.9%	0.4%	-6.9%	4.3%	-14.7%	
Home Properties of Newark	432	7/16/1999	$ 878	94.2%	94.9%	1.4%	5.0%	0.4%	9.0%	
New Orleans Park	442	7/28/1999	$ 871	92.7%	93.5%	1.8%	1.4%	5.4%	-3.2%	
Racquet Club	466	7/7/1998	$ 1,035	95.0%	97.3%	0.9%	-3.6%	6.0%	-10.6%	
Racquet Club South	103	5/27/1999	$ 911	91.9%	96.3%	3.5%	-2.4%	5.9%	-10.7%	
Ridley Brook	244	7/28/1999	$ 922	94.6%	93.5%	2.5%	3.8%	-1.7%	10.3%	
Sherry Lake	298	7/23/1998	$ 1,187	94.3%	93.1%	1.7%	0.5%	0.4%	0.5%	
The Brooke at Peachtree Village	146	8/15/2005	$ 1,105	98.7%	97.8%	1.8%	2.8%	-5.7%	8.3%	
The Landings	384	11/25/1996	$ 992	96.6%	96.2%	1.8%	7.7%	2.5%	11.7%	
Trexler Park	250	3/15/2000	$ 1,056	92.1%	92.4%	1.4%	-4.6%	8.6%	-15.6%	
Trexler Park West	216	8/15/2008	$ 1,241	92.6%	n/a	n/a	n/a	n/a	n/a	
William Henry	363	3/15/2000	$ 1,138	94.2%	96.0%	3.3%	-1.0%	-10.3%	7.7%	
Total Philadelphia Region	6,195		$ 1,001	93.8%	94.5%	1.7%	0.6%	2.1%	-0.7%	14.9%
Washington DC Region										
Braddock Lee	255	3/16/1998	$ 1,271	98.7%	95.4%	1.4%	3.5%	1.9%	4.6%	
Cider Mill	864	9/27/2002	$ 1,110	94.1%	96.1%	2.9%	-0.6%	3.2%	-3.6%	
Cinnamon Run	511	12/28/2005	$ 1,188	96.4%	96.9%	2.0%	1.5%	-2.9%	3.7%	
East Meadow	150	8/1/2000	$ 1,291	99.5%	97.0%	-1.1%	3.6%	-1.3%	6.7%	
Elmwood Terrace	504	6/30/2000	$ 919	90.9%	92.5%	2.2%	1.1%	-2.3%	4.5%	
Falkland Chase	450	9/10/2003	$ 1,366	90.9%	93.5%	2.5%	-2.0%	4.4%	-5.1%	
Mount Vernon Square	1,387	12/27/2006	$ 1,196	93.1%	95.5%	4.4%	2.1%	4.9%	0.4%	
Orleans Village	851	11/16/2000	$ 1,322	96.4%	95.7%	2.9%	3.5%	2.2%	4.4%	
Park Shirlington	294	3/16/1998	$ 1,292	96.1%	97.0%	5.3%	6.5%	7.3%	6.0%	
Peppertree Farm	879	12/28/2005	$ 1,171	93.2%	91.7%	2.9%	5.9%	5.3%	6.3%	
Seminary Hill	296	7/1/1999	$ 1,253	97.3%	96.1%	2.9%	2.9%	6.9%	-0.3%	
Seminary Towers	541	7/1/1999	$ 1,297	94.0%	94.5%	2.7%	4.7%	8.8%	1.4%	
Tamarron Apartments	132	7/16/1999	$ 1,464	96.4%	95.3%	2.4%	1.1%	-1.5%	2.3%	
The Apts at Wellington Trace	240	3/2/2004	$ 1,269	96.1%	90.0%	0.4%	10.3%	-3.2%	18.0%	
The Manor - MD	435	8/31/2001	$ 1,209	91.6%	92.7%	5.0%	1.7%	0.5%	2.6%	
The Manor - VA	198	2/19/1999	$ 1,041	96.1%	95.7%	3.1%	5.3%	7.3%	3.7%	
The Sycamores	185	12/16/2002	$ 1,357	96.5%	95.2%	1.1%	0.9%	-3.0%	3.1%	
Virginia Village	344	5/31/2001	$ 1,260	97.4%	96.9%	4.1%	1.8%	-5.1%	7.5%	
West Springfield	244	11/18/2002	$ 1,436	95.3%	98.0%	2.0%	0.5%	13.3%	-5.1%	
Westchester West	345	12/30/2008	$ 1,276	92.2%	n/a	n/a	n/a	n/a	n/a	
Woodleaf Apartments	228	3/19/2004	$ 1,163	93.3%	95.8%	3.4%	0.9%	-3.0%	3.3%	
Total Washington DC Region	9,333		$ 1,221	94.4%	94.9%	3.0%	2.6%	3.0%	2.4%	29.6%
TOTAL OWNED PORTFOLIO	**36,389**		**$ 1,138**	**94.3%**	n/a	n/a	n/a	n/a	n/a	100.0%
TOTAL CORE PORTFOLIO	**35,360**		**$ 1,138**	**94.4%**	**94.9%**	**1.8%**	**1.6%**	**2.6%**	**0.8%**	

[1] Reflects net change in base rental rates before utility reimbursements and economic occupancy changes.

Physical Occupancy Comparison By Region - Core Properties

Sequential Comparison
First Quarter 2009 vs. Fourth Quarter 2008

Region	% Units	1Q '09	4Q '08	Variance
Washington	25.4%	94.5%	94.5%	0.0%
Baltimore	20.8%	93.3%	93.7%	-0.4%
New Jersey, Long Island	19.7%	94.9%	95.7%	-0.8%
Philadelphia	16.9%	93.8%	94.6%	-0.8%
Boston	6.7%	95.1%	95.4%	-0.3%
Chicago	6.3%	94.8%	96.2%	-1.4%
Florida	2.4%	95.9%	95.3%	0.6%
Other	1.8%	94.7%	95.2%	-0.5%
Total Core	100.0%	94.4%	94.9%	-0.5%

Year over Year Comparison
First Quarter 2009 vs. First Quarter 2008

Region	% Units	1Q '09	1Q '08	Variance
Washington	25.4%	94.5%	94.9%	-0.4%
Baltimore	20.8%	93.3%	94.5%	-1.2%
New Jersey, Long Island	19.7%	94.9%	95.1%	-0.2%
Philadelphia	16.9%	93.8%	94.5%	-0.7%
Boston	6.7%	95.1%	95.2%	-0.1%
Chicago	6.3%	94.8%	96.5%	-1.7%
Florida	2.4%	95.9%	93.3%	2.6%
Other	1.8%	94.7%	95.2%	-0.5%
Total Core	100.0%	94.4%	94.9%	-0.5%

March vs. Quarter Comparison

Region	% Units	Mar '09	1Q '09	Variance
Washington	25.4%	94.7%	94.5%	0.2%
Baltimore	20.8%	93.5%	93.3%	0.2%
New Jersey, Long Island	19.7%	94.9%	94.9%	0.0%
Philadelphia	16.9%	93.8%	93.8%	0.0%
Boston	6.7%	95.6%	95.1%	0.5%
Chicago	6.3%	95.0%	94.8%	0.2%
Florida	2.4%	96.0%	95.9%	0.1%
Other	1.8%	95.5%	94.7%	0.8%
Total Core	100.0%	94.6%	94.4%	0.2%

Net Operating Results - Core Properties

Sequential Results
First Quarter 2009 vs. Fourth Quarter 2008

Region	% Units	Base Rental Revenues[1]	Total Revenues	Expenses	NOI
Washington	25.4%	-0.6%	0.0%	-0.7%	0.4%
Baltimore	20.8%	-0.8%	-0.3%	-2.9%	1.4%
New Jersey, Long Island	19.7%	-0.7%	0.8%	9.4%	-5.9%
Philadelphia	16.9%	-1.1%	1.4%	2.5%	0.3%
Boston	6.7%	-0.3%	-0.8%	11.0%	-9.0%
Chicago	6.3%	-2.0%	-0.8%	-7.5%	7.0%
Florida	2.4%	0.5%	-3.5%	-4.7%	-2.3%
Other	1.8%	0.2%	-0.5%	-7.2%	4.1%
Total Core	100.0%	-0.8%	0.2%	2.1%	-1.3%

Year Over Year Results
First Quarter 2009 vs. First Quarter 2008

Region	% Units	Base Rental Revenues[1]	Total Revenues	Expenses	NOI
Washington	25.4%	1.9%	2.6%	3.0%	2.4%
Baltimore	20.8%	0.8%	1.3%	-1.0%	2.9%
New Jersey, Long Island	19.7%	0.5%	2.1%	7.8%	-2.7%
Philadelphia	16.9%	0.5%	0.6%	2.1%	-0.7%
Boston	6.7%	2.0%	2.2%	1.3%	3.0%
Chicago	6.3%	-1.0%	-0.6%	-1.6%	0.4%
Florida	2.4%	-1.4%	-4.9%	-8.0%	-1.3%
Other	1.8%	3.5%	3.2%	1.3%	4.5%
Total Core	100.0%	1.0%	1.6%	2.6%	0.8%

[1] Reflects net change in base rental revenues before utility reimbursements and economic occupancy changes.

Resident Statistics

Top Six Reasons for Moveouts - Owned Communities

	1Q '09	4Q '08	3Q '08	2Q '08	1Q '08	Year '08	Year '07	Year '06
Employment related	**17.70%**	15.60%	14.50%	15.20%	15.60%	15.20%	16.10%	15.60%
Eviction/skip	**16.60%**	15.10%	13.80%	13.00%	16.40%	14.60%	14.60%	14.20%
Transfer w/in HP	**13.80%**	14.20%	9.80%	8.20%	10.60%	10.70%	8.30%	8.20%
Rent level	**10.20%**	9.20%	9.60%	10.20%	9.10%	9.50%	8.00%	8.40%
Home purchase	**9.90%**	11.70%	12.40%	12.60%	11.10%	12.00%	15.50%	18.50%
Location convenience/ apartment size	**8.30%**	9.00%	10.00%	11.00%	11.00%	10.30%	13.70%	12.40%

Traffic - Core / **Turnover - Core**

	Traffic 1Q '09 vs. 1Q '08	Signed Leases 1Q '09 vs. 1Q '08	Turnover 1Q '09	Turnover 1Q '08
Region				
Baltimore	-3%	11%	8%	10%
Boston	-5%	-5%	9%	9%
Chicago	7%	2%	10%	10%
Florida	-27%	-11%	11%	13%
Long Island	3%	-7%	7%	6%
Maine	-15%	-1%	10%	10%
New Jersey	3%	31%	8%	7%
Philadelphia	-2%	-8%	8%	9%
Washington	-9%	-28%	8%	9%
Total Core	-4%	-7%	8%	9%

Bad Debt as % of Rent and Utility Recovery - Core

1Q '09	1Q '08
1.30%	1.07%

Net Operating Income Detail - Core Properties

($ in thousands, except per unit data)

	1Q '09	1Q '08	Qtr Variance	% Variance
Rent	$ 112,384	$ 111,282	$ 1,102	1.0%
Utility recovery	7,334	6,600	734	11.1%
Rent including recoveries	119,718	117,882	1,836	1.6%
Other income	4,903	4,785	118	2.5%
Total income	124,621	122,667	1,954	1.6%
Operating & maintenance	(54,671)	(53,263)	(1,408)	-2.6%
Net Core NOI	$ 69,950	$ 69,404	$ 546	0.8%
Physical Occupancy %	94.4%	94.9%	-0.5%	
Weighted Avg Rent per Unit	$ 1,138	$ 1,118	$ 20	1.8%

Seasonality Factor for NAV Calculation

To annualize net operating income in order to calculate a net asset value, the seasonality factor to apply to the quarter's effective NOI run rate is 24.6%.
This will adjust for the typical seasonal variability in NOI for each quarter.

Operating Expense Detail - Core Properties

($ in thousands)

	1Q '09	1Q '08	Qtr Variance	% Variance
Electricity	$ 2,398	$ 2,102	$ (296)	-14.1%
Gas	8,919	8,342	(577)	-6.9%
Water & sewer	3,404	3,419	15	0.4%
Repairs & maintenance	5,835	5,795	(40)	-0.7%
Personnel expense	11,831	11,357	(474)	-4.2%
Advertising	1,023	1,096	73	6.7%
Legal & professional	372	316	(56)	-17.7%
Office & telephone	1,530	1,531	1	0.1%
Property insurance	2,398	2,820	422	15.0%
Real estate taxes	11,796	11,154	(642)	-5.8%
Snow	689	505	(184)	-36.4%
Trash	859	843	(16)	-1.9%
Property management G & A	3,617	3,983	366	9.2%
Total Core	$ 54,671	$ 53,263	$ (1,408)	-2.6%

Discontinued Operations

($ in thousands)

The operating results of discontinued operations are summarized as follows for the three months ended March 31, 2009 and 2008:

	1Q '09	1Q '08
Revenues:		
Rental income	$ 713	$ 4,862
Property other income	22	483
Total revenues	735	5,345
Expenses:		
Operating and maintenance	526	2,785
Interest expense [1]	4,497	2,136
Depreciation and amortization	-	1,072
Total expenses	5,023	5,993
Loss from discontinued operations	$ (4,288)	$ (648)

[1] Includes prepayment penalties of $4,927 and $1,384 in 2009 and 2008, respectively.

Summary Of Recent Acquisitions

($ in millions, except per unit data)

Community	Market	State	Purchase Date	# of Units	CAP Rate [1]	Purchase Price	Wgtd. Avg. Price Per Unit
2009 Acquisitions							

Community	Market	State	Purchase Date	# of Units	CAP Rate [1]	Purchase Price	Wgtd. Avg. Price Per Unit
2008 Acquisitions							
Saddle Brooke	Baltimore	MD	10/29/2008	468	6.7%	$ 51.5	$ 109,955
Westchester West	NoVA/DC	MD	12/30/2008	345	6.9%	49.0	141,939
			Total 2008	**813**	**6.8%**	**$ 100.4**	**$ 123,528**
			Total 2009 and 2008 Acquisitions	**813**	**6.8%**	**$ 100.4**	**$ 123,528**

(1) CAP rate based on projected NOI at the time of acquisition after an allowance for a 3% management fee but before capital expenditures.

Summary Of Recent Sales

($ in millions, except per unit data)

Community	Market	State	Sale Date	# of Units	CAP Rate [1]		Sales Price		Wtd. Avg. Price Per Unit
2009 Sales									
Regency Club	New Jersey	NJ	1/30/2009	372	7.3%	$	39.9	$	107,277
Lakeshore Villas	Hudson Valley	NY	1/30/2009	152	8.4%		11.5		75,631
Sunset Gardens	Hudson Valley	NY	1/30/2009	217	8.0%		16.4		75,631
			Total 2009	**741**	**7.6%**	**$**	**67.8**	**$**	**91,518**

Community	Market	State	Sale Date	# of Units	CAP Rate [1]		Sales Price		Wtd. Avg. Price Per Unit
2008 Sales									
Carriage Hill Apartments	Hudson Valley	NY	1/31/2008	140	6.7%	$	15.1	$	107,750
Long Island: 5 Properties [2]	Long Island	NY	2/1/2008	363	6.1%		42.0		115,749
Mill Company Gardens	Portland	ME	2/21/2008	95	6.3%		7.4		77,747
Village Square	Philadelphia	PA	10/15/2008	128	6.5%		13.1		102,289
Valley View	Philadelphia	PA	12/22/2008	177	8.8%		10.5		59,073
Westchester Portfolio: 6 Properties [3]	Hudson Valley	NY	12/30/2008	324	7.3%		36.4		112,404
			Total 2008	**1,227**	**6.8%**	**$**	**124.5**	**$**	**101,431**

Total 2009 and 2008 Sales	**1,968**	**7.1%**	**$ 192.3**	**$ 97,699**

(1) CAP rate based on projected NOI at the time of sale after an allowance for a 3% management fee but before capital expenditures.

(2) Consists of East Winds Apartments, Coventry Village, Maple Tree, Terry Apartments and Rider Terrace.

(3) Consists of Bari Manor, Hudson View Estates, Sherwood Townhomes, Sparta Green, Sherwood House and Patricia Apartments.

Breakdown Of Owned Units By Market

Market	State	Net Acquired/ Developed in 2008	As of 12/31/2008	12/31/2008 % of Units	Net Acquired/ Developed in 2009	As of 3/31/2009	Current % of Units
Suburban Washington	DC	345	9,333	25.14%	0	9,333	25.65%
Baltimore	MD	468	7,814	21.04%	0	7,814	21.47%
Suburban New York City	NY/NJ	-827	7,708	20.76%	-741	6,967	19.15%
Philadelphia	PA	-257	6,195	16.68%	0	6,195	17.02%
Boston	MA	0	2,382	6.42%	0	2,382	6.55%
Chicago	IL	0	2,242	6.04%	0	2,242	6.16%
Florida	FL	0	836	2.25%	0	836	2.30%
Portland	ME	-95	620	1.67%	0	620	1.70%
Total		**-366**	**37,130**	**100.0%**	**-741**	**36,389**	**100.0%**

Debt Summary Schedule

PROPERTY		LENDER	INTEREST RATE	03/31/09 BALANCE	MATURITY DATE	YEARS TO MATURITY
FIXED RATE SECURED						
Heritage Square		Centerline - Fannie Mae	5.150	6,038,844	07/01/09	0.25
Blackhawk		M&T Realty - Freddie Mac	5.060	12,679,331	12/01/09	0.67
Braddock Lee		Prudential-Fannie Mae	4.575	20,350,165	01/01/10	0.76
Elmwood Terrace		Centerline - Fannie Mae	5.300	20,155,278	01/01/10	0.76
Glen Manor		Prudential-Fannie Mae	5.065	5,540,701	01/01/10	0.76
Hill Brook Apts		M&T Realty - Freddie Mac	5.210	10,702,912	01/01/10	0.76
Lakeview		Prudential-Fannie Mae	4.575	8,280,284	01/01/10	0.76
Pleasure Bay		Prudential-Fannie Mae	4.575	14,395,084	01/01/10	0.76
Ridley Brook		Prudential-Fannie Mae	4.865	9,223,690	01/01/10	0.76
Windsor Realty		Prudential-Fannie Mae	4.575	4,457,257	01/01/10	0.76
Multi-Property		M&T Realty - Freddie Mac	7.575	45,400,000	05/01/10	1.08
East Meadow Apartments - 2nd		M&T Realty - Freddie Mac	5.550	5,995,281	05/01/10	1.08
Selford Townhomes - 2nd		M&T Realty - Freddie Mac	5.550	4,583,633	05/01/10	1.08
Seminary Hill - 2nd		M&T Realty - Freddie Mac	5.550	10,347,447	05/01/10	1.08
South Bay/Woodmont - 2nd		M&T Realty - Freddie Mac	5.550	5,687,321	05/01/10	1.08
Tamarron Apartments - 2nd		M&T Realty - Freddie Mac	5.550	7,663,230	05/01/10	1.08
The Manor (VA) - 2nd		M&T Realty - Freddie Mac	5.550	6,705,575	05/01/10	1.08
Cider Mill - 1st	(1)	Deutsche Bank - Freddie	4.720	39,553,544	10/01/10	1.50
Cider Mill - 2nd		Deutsche Bank - Freddie	5.180	17,420,806	10/01/10	1.50
Cider Mill - 3rd		Deutsche Bank - Freddie	4.810	8,834,655	10/01/10	1.50
Home Properties of Devon		Prudential-Fannie Mae	7.500	28,892,000	10/01/10	1.50
The Heights at Marlborough - 1st	(1)	Deutsche Bank - Freddie	5.420	21,799,719	10/01/10	1.50
The Heights at Marlborough - 2nd		Deutsche Bank - Freddie	4.890	5,268,363	10/01/10	1.50
Trexler Park		Prudential-Fannie Mae	7.500	10,140,000	10/01/10	1.50
William Henry		NorthMarq - Freddie	5.310	21,585,014	12/01/10	1.67
Multi-Property		Prudential-Fannie Mae	7.250	32,978,000	01/01/11	1.76
Multi-Property		Prudential-Fannie Mae	6.360	8,141,000	01/01/11	1.76
Multi-Property		Prudential-Fannie Mae	6.160	58,881,000	01/01/11	1.76
Orleans Village - 1st		Prudential-Fannie Mae	6.815	43,745,000	01/01/11	1.76
Orleans Village - 2nd		Prudential-Fannie Mae	5.360	22,248,000	01/01/11	1.76
Sherry Lake		Capmark - Freddie Mac	5.180	18,608,012	01/01/11	1.76
Bayview Apartments		M&T Realty - Freddie Mac	4.950	11,042,129	03/01/11	1.92
New Orleans/Arbor Crossing		Prudential-Fannie Mae	4.860	18,415,911	03/01/11	1.92
Racquet Club East - 1st		Prudential-Fannie Mae	6.875	20,476,360	04/01/11	2.00
Racquet Club East - 2nd		Prudential-Fannie Mae	5.490	10,031,747	04/01/11	2.00
Timbercroft Townhomes 1 - 1st		Capmark - HUD	8.500	257,023	05/01/11	2.08
The Meadows at Marlborough	(1)	Prudential - Fannie Mae	5.500	20,300,931	08/01/11	2.34
Lake Grove - 1st		Prudential-Fannie Mae	6.540	24,921,136	12/01/11	2.67
Lake Grove - 2nd		Prudential-Fannie Mae	5.510	10,758,053	12/01/11	2.67
Mount Vernon Square	(1)	KeyBank RE Cap-Fannie	5.490	86,752,386	01/01/12	2.76
Multi-Property Notes Pay		Seller Financing	4.000	249,499	02/01/12	2.84
Timbercroft III - 1st		Capmark - HUD	8.000	425,561	02/01/12	2.84
Castle Club Apartments		NorthMarq - Freddie	7.080	6,401,992	05/01/12	3.09
Gateway Village		Prudential-Fannie Mae	6.885	6,607,401	05/01/12	3.09
The Colonies		Prudential-Fannie Mae	7.110	19,173,617	06/01/12	3.17
Woodholme Manor		Prudential-Fannie Mae	7.165	3,562,738	07/01/12	3.25
Liberty Place	(1)	CW Capital- Fannie	5.710	6,155,703	11/01/12	3.59
Hackensack Gardens - 1st		Wash Mutual-Fannie Mae	5.260	4,543,286	03/01/13	3.92
Hackensack Gardens - 2nd		Wash Mutual-Fannie Mae	5.440	4,400,312	03/01/13	3.92
Barrington Gardens		Wachovia - Freddie	4.960	11,314,080	04/01/13	4.01
Topfield Apartments		M&T Realty-Fannie Mae	5.300	6,101,457	04/01/13	4.01
Canterbury Apartments - 1st		M&T Realty-Fannie Mae	5.020	27,808,587	05/01/13	4.09
Canterbury Apartments - 2nd		M&T Realty-Fannie Mae	6.460	16,985,369	05/01/13	4.09
Multi-Property		Prudential - Fannie Mae	6.475	100,000,000	08/31/13	4.42
Heritage Woods Apts	(1)	MMA Realty - Fannie	5.290	4,923,375	09/01/13	4.42
Saddle Brook Apts. - 1st	(1)	Wells Fargo - Fannie Mae	5.840	27,392,960	11/01/13	4.59
Saddle Brook Apts. - 2nd	(1)	Wells Fargo - Fannie Mae	6.290	3,261,991	11/01/13	4.59
Falkland Chase		Centerline - Fannie Mae	5.480	12,761,478	04/01/14	5.01
The Apts. At Wellington Trace		M&T Realty - Freddie Mac	5.520	24,704,842	04/01/14	5.01
Hawthorne Court		Centerline - Fannie Mae	5.270	35,766,227	07/01/14	5.25
Curren Terrace - 1st		M&T Realty - Freddie Mac	5.360	13,956,322	10/01/14	5.51
Curren Terrace - 2nd		M&T Realty - Freddie Mac	5.090	10,075,672	10/01/14	5.51
Westchester West - 1st	(1)	Deutsche Bank - Freddie	6.150	27,110,195	03/01/15	5.92
Westchester West - 2nd	(1)	Deutsche Bank - Freddie	6.640	7,551,123	03/01/15	5.92
Stratford Greens		North Fork Bank	5.750	31,981,130	07/01/15	6.25
Sayville Commons		M&T Realty - Freddie Mac	5.000	41,138,519	08/01/15	6.34
Cypress Place Apartments		Prudential-Fannie Mae	6.555	10,412,307	11/01/15	6.59
Golf Club Apartments		Prudential-Fannie Mae	6.380	33,599,178	11/01/15	6.59
Northwood Apartments		M&T Realty - Freddie Mac	5.500	10,675,000	12/01/15	6.67
Cinnamon Run - 1st		M&T Realty - Freddie Mac	5.250	51,435,833	01/01/16	6.76
Cinnamon Run - 2nd		M&T Realty - Freddie Mac	5.550	5,324,818	01/01/16	6.76
Peppertree Farm - 1st		M&T Realty - Freddie Mac	5.250	79,169,877	01/01/16	6.76
Peppertree Farm - 2nd		M&T Realty - Freddie Mac	5.550	1,936,293	01/01/16	6.76
The Hamptons/Vinings at Hamptons		Prudential-Fannie Mae	5.565	52,419,802	02/01/16	6.84
Devonshire - 1st		Wachovia - Fannie Mae	5.600	38,340,640	04/01/16	7.01
Devonshire - 2nd		Wachovia - Fannie Mae	6.235	8,508,540	04/01/16	7.01
Mid-Island		Prudential-Fannie Mae	5.480	19,913,000	04/01/16	7.01

PROPERTY		LENDER	INTEREST RATE	03/31/09 BALANCE	MATURITY DATE	YEARS TO MATURITY
Owings Run 1 & 2		Prudential-Fannie Mae	5.590	43,081,000	04/01/16	7.01
Country Village		Centerline - Fannie Mae	5.520	19,241,071	06/01/16	7.18
Fox Hall Apartments		Columbia Nat'l - Freddie	5.610	47,000,000	06/01/17	8.18
Mill Towne Village		Prudential-Fannie Mae	5.990	24,239,000	09/01/17	8.43
Royal Gardens Apts.		M&T Realty - Freddie Mac	5.830	47,000,000	11/01/17	8.59
Village Square 1, 2 & 3		Prudential-Fannie Mae	5.810	39,285,000	12/01/17	8.68
Chatham Hill		M&T Realty - Freddie Mac	5.590	45,000,000	01/01/18	8.76
Seminary Towers Apartments		Prudential-Fannie Mae	5.485	53,515,000	07/01/18	9.26
Bonnie Ridge - 1st		Prudential Life	6.600	12,942,332	12/15/18	9.72
Bonnie Ridge - 2nd		Prudential Life	6.160	18,378,621	12/15/18	9.72
Bonnie Ridge - 3rd		Prudential Life	6.070	25,492,032	12/15/18	9.72
Westwood Village		M&T Realty - Freddie Mac	5.680	47,893,202	01/01/19	9.76
Ridgeview at Wakefield Valley		M&T Realty - Freddie Mac	5.750	18,740,691	01/01/19	9.76
The Sycamores		M&T Realty - Freddie Mac	5.710	21,853,812	01/01/19	9.76
Timbercroft III - 2nd		M & T Realty - HUD	8.375	2,486,893	06/01/19	10.18
Timbercroft Townhomes 1 - 2nd		M & T Realty - HUD	8.375	1,688,412	06/01/19	10.18
Dunfield Townhomes		Centerline - HUD	5.250	12,607,063	09/01/28	19.44
Highland House	(1)	Arbor Comml - Fannie	6.320	6,213,207	01/01/29	19.77
Westwoods	(1)	Capstone Realty - HUD	5.940	3,639,428	06/01/34	25.19
Briggs-Wedgewood	(3)	Berkshire Mtg - HUD	6.000	16,203,498	11/01/34	25.61
WTD AVG - FIXED SECURED			**5.778**	2,011,845,808		**5.25**
VARIABLE RATE SECURED						
Falkland Chase BMA Index + 1.10 Adjusts Weekly		MontCtyHOC-Fannie Mae	1.448	24,695,000	10/01/30	21.52
Virginia Village - Freddie 30d Ref + 1.99 Adjusts Monthly		Wachovia - Freddie Mac	2.240	31,268,729	07/01/15	6.25
WTD AVG - VARIABLE SECURED			**1.890**	55,963,729		**12.99**
WTD AVG - TOTAL SECURED DEBT			**5.673**	2,067,809,537		**5.45**
FIXED RATE UNSECURED						
Exchangeable Senior Notes	(2)		5.750	134,648,769	11/01/26	17.60
VARIABLE RATE UNSECURED - LINE OF CREDIT						
Unsecured Line of Credit Adjusts Daily 30 LIBOR + 75		M and T Bank et. al.	1.251	75,500,000	09/01/09	0.42
TOTAL COMBINED DEBT			**5.531**	**$ 2,277,958,306**		**6.01**
% OF PORTFOLIO - FIXED				**94.2%**		

WTG AVG - TOTAL SECURED DEBT	**5.673**	**5.45**
WTD AVG - TOTAL PORTFOLIO	**5.531**	**6.01**

(1) General ledger balance and rate have been adjusted pursuant to FAS #141 to reflect fair market value of debt.
(2) General ledger balance and rate have been adjusted pursuant to FSP APB #14-1 to reflect fair market value of debt.
(3) Affordable general partner minority interest property consolidated pursuant to FIN 46R.

UNENCUMBERED PROPERTIES			
Beechwood Gardens	160	Stone Ends Apts	280
Cambridge Village	82	The Brooke at Peachtree	146
Courtyards Village	224	The Colony	783
East Hill Gardens	33	The Coves at Chesapeake	469
Gardencrest	696	The Landings	384
Glen Brook	177	The Townhomes of Beverly	204
Holiday Square	144	The Village at Marshfield	276
Jacob Ford Village	270	Trexler Park West	216
Liberty Commons	120	Wayne Village Apartments	275
Morningside Heights	1,050	Woodleaf Apartments	228
Racquet Club South	103	Yorkshire Village	40
Southern Meadows	452		
Total Unencumbered Properties:	**23**	**Total Units:**	**6,812**

FIXED RATE - MATURING DEBT SCHEDULE			
YEAR	MATURING DEBT	WTD AVG RATE	% OF TOTAL
2009	18,718,175	5.09	**0.93%**
2010	332,981,960	5.69	**16.55%**
2011	300,804,302	6.13	**14.95%**
2012	129,328,898	5.94	**6.43%**
2013	206,731,417	6.00	**10.28%**
2014	97,264,541	5.36	**4.83%**
2015	162,467,451	5.83	**8.08%**
2016	319,370,873	5.45	**15.87%**
2017	157,524,000	5.78	**7.83%**
2018	155,327,985	5.78	**7.72%**
2019 - 2034	131,326,207	5.82	**6.53%**
TOTAL	$ 2,011,845,808	5.78	**100.00%**

Recurring Capital Expenditure Summary

Effective January 1, 2009, the Company updated its estimate of the amount of recurring, non-revenue enhancing capital expenditures incurred on an annual basis for a standard garden style apartment. The Company now estimates that the annual amount is $800 per apartment unit compared to $780 in the prior year. This new amount better reflects current actual costs and the effects of inflation since the last update.

The Company has a policy to capitalize costs related to the acquisition, development, rehabilitation, construction and improvement of properties. Capital improvements are costs that increase the value and extend the useful life of an asset. Ordinary repair and maintenance costs that do not extend the useful life of the asset are expensed as incurred. Costs incurred on a lease turnover due to normal wear and tear by the resident are expensed on the turn. Recurring capital improvements typically include: appliances, carpeting and flooring, HVAC equipment, kitchen/bath cabinets, new roofs, site improvements and various exterior building improvements. Non-recurring upgrades include, among other items: community centers, new windows, and kitchen/bath apartment upgrades. The Company capitalizes interest and certain internal personnel costs related to the communities under rehabilitation and construction.

The table below is a list of the items that management considers recurring, non-revenue enhancing capital and maintenance expenditures for a standard garden style apartment. Included are the per unit replacement cost and the useful life that Management estimates the Company incurs on an annual basis.

Category	Capitalized Cost Per Unit	Useful Life[1]	Capitalized Expenditure Per Unit Per Year[2]	Maintenance Expense Cost Per Unit Per Year[3]	Total Cost Per Unit Per Year
Appliances	$ 1,436	9	$ 160	$ 13	$ 173
Blinds/shades	135	3	45	7	52
Carpets/cleaning	770	4	193	180	373
Computers, equipment, misc.[4]	120	6	20	18	38
Contract repairs	-	-	-	147	147
Exterior painting [5]	84	3	28	-	28
Flooring	250	9	28	-	28
Furnace/air (HVAC)	824	24	34	105	139
Hot water heater	260	7	37	-	37
Interior painting	-		-	205	205
Kitchen/bath cabinets upgrades	1,200	15	80	-	80
Landscaping site	-	-	-	131	131
New roof roof	800	24	33	-	33
Parking lot site	540	15	36	-	36
Pool/exercise facility	119	15	8	54	62
Windows major	1,505	20	75	-	75
Miscellaneous [6]	385	17	23	-	23
Total	$ 8,428		$ 800	$ 860	$ 1,660

[1] Estimated weighted average actual physical useful life of the expenditure capitalized.
[2] This amount is not necessarily incurred each and every year. Some years will be higher, or lower depending on the timing of certain longer life expenditures.
[3] These expenses are included in the Operating and Maintenance line item of the Consolidated Statement of Operations. Maintenance labor costs are not included in the $860 per unit estimate. All personnel costs for site supervision, leasing agents, and maintenance staff are combined and disclosed in the Company's same-store expense detail schedule
[4] Includes computers, office equipment/furniture, and maintenance vehicles
[5] The level of exterior painting may be lower than other similar titled presentations as the Company's portfolio has a significant amount of brick exteriors. In addition, the other exposed surfaces are most often covered in aluminum or vinyl.
[6] Includes items such as: balconies, siding, and concrete/sidewalks

In reviewing the breakdown of costs above, one must consider the Company's unique strategy in operating apartments which has been to improve every property every year regardless of age. Another part of its strategy is to purchase older properties and rehab and reposition them to enhance internal rates of return. This strategy results in higher costs of capital expenditures and maintenance costs which is more than justified by higher revenue growth, higher net operating income growth and a higher rate of property appreciation.

Capital Expenditure Summary

The Company estimates that during the three months ended March 31, 2009 approximately $200 per unit was spent on recurring capital expenditures. The table below summarizes the breakdown of capital improvements by major categories between recurring and non-recurring, revenue generating capital improvements as follows:

For the three months ended March 31, 2009
($ in thousands, except per unit data)

	Recurring Cap Ex	Per Unit[a]	Non-Recurring Cap Ex	Per Unit[a]	Total Capital Improvements	Per Unit[a]
New buildings	$ -	$ -	$ 521	$ 14	$ 521	$ 14
Major building improvements	1,139	31	1,575	44	2,714	75
Roof replacements	298	8	86	3	384	11
Site improvements	390	11	-	-	390	11
Apartment upgrades	1,405	39	5,099	141	6,504	180
Appliances	1,180	33	26	-	1,206	33
Carpeting/flooring	1,999	55	599	17	2,598	72
HVAC/mechanicals	642	18	1,289	35	1,931	53
Miscellaneous	181	5	509	14	690	19
Totals	$ 7,234	$ 200	$ 9,704	$ 268	$ 16,938	$ 468

[a] Calculated using the weighted average number of units owned, including 35,360 core units, and 2008 acquisition units of 813 for the three months ended March 31, 2009 and 35,360 core units for the three months ended March 31, 2008.

The schedule below summarizes the breakdown of total capital improvements between core and non-core as follows:

For the three months ended March 31, 2009
($ in thousands, except per unit data)

	Recurring Cap Ex	Per Unit	Non-Recurring Cap Ex	Per Unit	Total Capital Improvements	Per Unit
Core Communities	$ 7,071	$ 200	$ 9,425	$ 267	$ 16,496	$ 467
2009 Acquisition Communities	-	-	-	-	-	-
2008 Acquisition Communities	163	200	279	343	442	543
Sub-total	7,234	200	9,704	268	16,938	468
2009 Disposed Communities	49	200	126	509	175	709
2008 Disposed Communities	-	-	-	-	-	-
Corporate office expenditures (1)	-	-	-	-	310	-
	$ 7,283	$ 200	$ 9,830	$ 270	$ 17,423	$ 470

(1) No distinction is made between recurring and non-recurring expenditures for corporate office. Corporate office expenditures includes principally computer hardware, software and office furniture, fixtures and leasehold improvements.

Adjusted Net Operating Income - Core Properties
($ in thousands)

	Quarter 3/31/2009	Quarter 3/31/2008	Change
Net Operating Income	$ 69,950	$ 69,404	0.8%
Less: Non-recurring Cap-ex @ 6%	(566)	-	-
Adjusted Net Operating Income	$ 69,385	$ 69,404	0%

Some of our Core Property NOI reflects incremental investments in the communities above and beyond normal capital replacements. After charging ourselves a 6% cost of debt capital on these additional expenditures, what we refer to as the adjusted NOI for the quarter is recalculated and presented above.

Development Communities as of March 31, 2009
($ in thousands)

	Property Type	# of Units at Completion	Estimated Costs	Estimated Costs Per Unit	Costs Incurred	Construction Start	Initial Occupancy	Construction Completion	% Physical Occupancy
Under construction:									
1200 East West Highway Silver Spring, MD	High Rise	247	$ 79,000	$ 319.8	$ 40,517	2Q 07	1Q 10	1Q 10	n/a
The Courts at Huntington Station Alexandria, VA	Podium	421	130,500	310.0	54,362	1Q 08	1Q 10	2Q 11	n/a
Total		668	$ 209,500	$ 313.6					
Pre-construction:									
Falkland North Silver Spring, MD	High Rise	tbd	tbd	tbd	1,721	tbd	tbd	tbd	n/a
Ripley Street * Silver Spring, MD	High Rise	300	tbd	tbd	17,299	tbd	tbd	tbd	n/a
Total					$ 113,899				

* Preliminary estimates. A site plan for construction of up to 314 apartment units has been filed. More detail will be provided in subsequent quarters.

2009 Earnings Guidance

Restatement of 2008	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
Restatement of 2008 FFO for APB 14-1					
FFO per share - **2008** actual reported per NAREIT definition	$0.7920	$0.8993	$0.8555	$1.0177	$3.5652
Increased interest expense	($0.0137)	($0.0142)	($0.0143)	($0.0118)	($0.0541)
Reduced gain on early extinguishment of debt	$0.0000	$0.0000	$0.0000	($0.0570)	($0.0567)
FFO per share - **2008** actual per NAREIT definition as restated	$0.7783	$0.8851	$0.8412	$0.9489	$3.4544
Restatement of 2008 "Operating FFO" for APB 14-1					
Operating FFO per share - **2008** actual reported	$0.7920	$0.8993	$0.8555	$1.1060	$3.6530
Increased interest expense from APB 14-1	($0.0137)	($0.0142)	($0.0143)	($0.0118)	($0.0541)
Reduced gain on early extinguishment of debt - APB 14-1	$0.0000	$0.0000	$0.0000	($0.0570)	($0.0567)
Operating FFO per share - **2008** actual as restated	$0.7783	$0.8851	$0.8412	$1.0372	$3.5422

"Operating FFO" is defined as FFO as computed under the strict interpretation of the NAREIT definition and adding back impairment and other non-recurring charges. In the fourth quarter of 2008, the Company recorded a non-cash charge of $4 million for impairment on an affordable property in Columbus, Ohio where Home Properties is the general partner owning a 0.01% interest. This $4 million non-cash charge reduced FFO by $0.088 per share in 2008. The Company expects 2009 FFO and Operating FFO to be the same.

Both FFO and Operating FFO have been restated to reflect the mandatory adoption of FASB Staff Position APB 14-1, which requires companies to expense on a current and retroactive basis certain implied costs of the option value inherent in convertible debt beginning January 1, 2009. Adoption of APB 14-1 will result in the recognition of non-cash charges which will have no material impact on the company's debt coverage ratios or debt covenants.

Specifically, additional interest expense of approximately 5.5 cents will be recorded in the 2008 restatement. In addition, the $13.9 million gain on early extinguishment of debt recorded in the fourth quarter of 2008 will be restated to an $11.3 million gain. The economics of the gain transaction have not changed, only the accounting treatment. The initial guidance given in February assumed the gain would be reduced to a $0.6 million loss. The proper way to apply APB 14-1 has evolved since then as management and our external accounting firm continued to review the application for a gain transaction of this type.

For 2009, there is an additional $1.9 million of interest expense to be recorded from APB 14-1, or approximately 4 cents per share for the year, or one cent per quarter, reflected in the 2009 numbers below.

2009 Earnings Guidance	Actual First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
2009 compared to 2008 based on NAREIT definition					
FFO per share - **2009** guidance per NAREIT definition	$0.794	$.77 - $.83	$.76 - $.82	$.75 - $.81	$3.07 - $3.25
Midpoint of guidance	$0.79	$0.80	$0.79	$0.78	$3.16
FFO per share - **2008** actual per NAREIT definition **as restated**	$0.778	$0.885	$0.841	$0.949	$3.454
Positive (negative) growth projected	2.0%	-9.6%	-6.1%	-17.8%	-8.5%
2009 compared to 2008 based on "Operating FFO"					
FFO per share - **2009** Operating FFO	$0.794	$.77 - $.83	$.76 - $.82	$.75 - $.81	$3.07 - $3.25
Midpoint of guidance	$0.79	$0.80	$0.79	$0.78	$3.16
Operating FFO per share - **2008** actual **as restated**	$0.778	$0.885	$0.841	$1.037	$3.542
Positive (negative) growth projected	2.0%	-9.6%	-6.1%	-24.8%	-10.8%

2009 Earnings Guidance

Assumptions for mid-point of guidance:		Actual First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
Same store revenue growth	see notes (1) & (2)	1.6%	1.2%	1.6%	1.4%	1.5%
Same store expense growth	see note (3)	2.6%	6.7%	3.6%	0.2%	3.3%
Same store NOI growth		0.8%	-2.4%	0.2%	2.2%	0.2%
Same store **2009** physical occupancy		94.4%	94.3%	94.4%	94.2%	94.3%
Same store **2008** physical occupancy		94.9%	95.0%	95.0%	94.9%	94.9%
Change in occupancy		-0.5%	-0.7%	-0.6%	-0.7%	-0.6%

Annual growth by region: (as originally published in February 2009)

	2008	**2009** Same Store Growth Projection		
	% of NOI	Revenue	Expenses	NOI
Washington, DC	27.6%	2.4%	3.6%	1.7%
New Jersey/Long Island/Hudson Valley	24.3%	2.1%	3.4%	1.1%
Baltimore *	18.8%	1.8%	4.2%	0.4%
Boston *	7.4%	1.0%	6.6%	-2.8%
Philadelphia	14.9%	1.0%	2.8%	-0.5%
Maine	1.3%	0.3%	2.4%	-1.2%
Chicago	3.9%	-0.1%	1.3%	-1.5%
Florida	1.8%	-2.5%	-0.1%	-5.0%
Total	100.0%	1.6%	3.5%	0.3%

* Both Baltimore and Boston are projected to have above average expense growth rates - mostly from increased real estate taxes projected for certain properties in those regions.